BRITISH COLUMBIA | BC Registry Services

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard Street
Victoria BC
1 877 526-1526

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

CAROL PREST

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: November 23, 2020 04:12 PM Pacific Time

Incorporation Number: **BC0206251**

Recognition Date: Incorporated on March 12, 1980

NOTICE OF ARTICLES

Name of Company:

RED WHITE & BLOOM BRANDS INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
789 WEST PENDER STREET
SUITE 810
VANCOUVER BC V6C 1H2
CANADA

Delivery Address:
789 WEST PENDER STREET
SUITE 810
VANCOUVER BC V6C 1H2
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
789 WEST PENDER STREET
SUITE 810
VANCOUVER BC V6C 1H2
CANADA

Delivery Address:
789 WEST PENDER STREET
SUITE 810
VANCOUVER BC V6C 1H2
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Purdy, Brendan

Mailing Address:
8 WELLINGTON STREET EAST
TORONTO ON M5E 1C5
CANADA

Delivery Address:
8 WELLINGTON STREET EAST
TORONTO ON M5E 1C5
CANADA

Last Name, First Name, Middle Name:
Rogers, Brad

Mailing Address:
379 WOODGRANGE AVENUE
PICKERING ON L1W 2B4
CANADA

Delivery Address:
379 WOODGRANGE AVENUE
PICKERING ON L1W 2B4
CANADA

Last Name, First Name, Middle Name:
Marchese, Michael

Mailing Address:
161 BAY STREET
SUITE 4010
TORONTO ON M5J 2S1
CANADA

Delivery Address:
161 BAY STREET
SUITE 4010
TORONTO ON M5J 2S1
CANADA

Last Name, First Name, Middle Name:
Dawson, William

Mailing Address:
23 SPRINGWOOD CRESCENT
UNIONVILLE ON L3R 6C8
CANADA

Delivery Address:
23 SPRINGWOOD CRESCENT
UNIONVILLE ON L3R 6C8
CANADA

Last Name, First Name, Middle Name:
van der Linde, Theo

Mailing Address:
960 ESSEX ROAD
NORTH VANCOUVER BC V7R 1V9
CANADA

Delivery Address:
960 ESSEX ROAD
NORTH VANCOUVER BC V7R 1V9
CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

December 22, 2014
May 8, 2018
March 12, 2020
November 23, 2020

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached
2.	No Maximum	Preferred Shares	Without Par Value With Special Rights or Restrictions attached
3.	No Maximum	Series 1 Convertible Preferred Shares	Without Par Value With Special Rights or Restrictions attached
4.	No Maximum	Series 2 Convertible Preferred Shares	Without Par Value With Special Rights or Restrictions attached